[SES LETTERHEAD]

November 21, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. John Cash

Mr. Dale Welcome

Ms. Melinda Hooker

Re:	Synthesis Energy Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed September 12, 2014

File No. 1-33522

Dear Mr. Cash, Mr. Welcome and Ms. Hooker:

This letter is in response to your letter dated November 14, 2014, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K (the “10-K”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Critical Accounting Policies, page 45

ZZ Joint Venture Plant Impairment Analysis, page 46

1.	We note that you performed an asset impairment analysis of the ZZ Joint Venture plant. Please tell us and revise future filings to disclose when you performed your asset impairment analysis.

U.S. Securities & Exchange Commission

November 21, 2014

Response. In response to the Staff’s comment, the Company informs the Staff that the asset impairment analysis of the ZZ Joint Venture plant is performed annually as of our June 30 fiscal year end and whenever indicators of impairment are present or changes in circumstances indicate that the carrying amount of the long lived asset might not be recoverable. The Company will revise the disclosure in its future filings to include this information.

2.	We note your disclosure that there were no significant changes during the year ended June 30, 2014. We also note your disclosure on page 16 which indicates that the existing Xuejiao coke oven facility may be permanently shut down in the next three to four years. Please tell us and revise future disclosures to discuss whether this triggered an impairment analysis and, if so, what the outcome of such an analysis was.

Response. In response to the Staff’s comment, the Company informs the Staff that we perform an impairment analysis annually as of June 30, so the possible shut down of the Xuejiao coke oven facility in the future did not necessarily trigger an impairment analysis. While during the quarter ended June 30, 2014 we determined that there is a possibility that the Xuejiao coke oven facility may be shut down in the next three to four years, there has been no definitive timeline set to shut down the plant. We believe that there are sufficient alternative coke oven gas sources in the area to fill our needs in the event that the Xuejiao facility is shut down and an impairment would not be triggered. As a result, the outcome of the impairment analysis was that there was no impairment as of June 30, 2014 for the facility. The Company will revise the disclosure in its future filings to include this information.

Item 8. Financial Statements and Supplementary Data, page 48

Report of Independent Registered Public Accounting Firm, page 49

3.	Please amend your filing to include an audit opinion which encompasses all of the financial statements included in your filing. In this regard, we note that your audit opinion refers to “... the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows for the year then ended.” However, you have included more than one year of financial statements. We note the same terminology was used in the concluding paragraph of the audit opinion. Additionally, please ensure that your independent auditor properly references the city and state where the audit report was issued. Please refer to Rule 2-02 (a) of Regulation S-X. We remind you to also include currently dated certifications that refer to the amended form.

Response. In response to the Staff’s comment, the Company will file an amendment to the 10-K to correct the audit opinion.

U.S. Securities & Exchange Commission

November 21, 2014

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.

Very truly yours,

/s/ Roger Ondreko
Roger Ondreko
Chief Financial Officer